

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 8, 2018

Via E-mail
Guy Avidan
Chief Financial Officer
Kornit Digital Ltd.
12 Ha'Amal Street
Park Afek
Rosh Ha'Ayin 4824096 Israel

> **Re:** **Kornit Digital Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed March 30, 2017**
> **File No. 001-36903**

Dear Mr. Avidan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery